July 24, 2024

Jason K. Garland
Chief Financial Officer
Repligen Corp
41 Seyon Street
Bldg. 1, Suite 100
Waltham , MA 02453

        Re: Repligen Corp
            Form 10-K for the fiscal year ended December 31, 2023
            Filed February 22, 2024
            File No. 000-14656
Dear Jason K. Garland:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Notes to the Financial Statements
14. Convertible Senior Notes, page 114

1. We note that your Convertible Notes are convertible at the option of the holder and that the make-whole fundamental change provision may trigger an increase in the conversion rate. Please explain to us how you evaluated the Notes to determine whether each conversion feature was required to be bifurcated and accounted for as a derivative under ASC 815. In your response, please specifically address whether each conversion option contingency meets the definition of a derivative and, if so, whether it qualifies for the scope exception for contracts involving an entity's own equity as set forth in ASC 815-
       10-15-74(a). Specifically address the steps in ASC 815-40-15-7A through 15-7H, the conditions beginning in ASC 815-40-25-7, and if the make-whole provision violates the condition in ASC 815-40-25-39. Please also revise your accounting policy disclosure accordingly in your future filings.
 July 24, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences